January 26, 2015

Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Adam Phippen
William H. Thompson

Re:     Signet Jewelers Limited
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed March 27, 2014
Form 10-Q for the Quarterly Period Ended November 1, 2014
Filed December 8, 2014
File No. 1-32349

Gentlemen:

Signet Jewelers Limited, a Bermuda based Corporation (the “Company” or “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 12, 2015 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended February 1, 2014 (the “Form 10-K”), filed with the Commission on March 27, 2014 and Form 10-Q for the quarterly period ended November 1, 2014 (the "Form 10-Q"), filed with the Commission on December 8, 2014.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year ended February 1, 2014.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – page 54

Sales, page 55

1.
We note your disclosure that eCommerce sales are included in the calculation of sales for the period and comparative figures from the anniversary of the launch of the relevant website. Please tell us whether this disclosure means that eCommerce sales are included in your same store sales performance measures. In any event, please clarify your disclosure to clearly state whether eCommerce sales are included in same store sales. In addition, please tell us your consideration of disclosing the specific impact that eCommerce sales had on same stores sales performance.

Response:
eCommerce sales are included in the calculation of our same store sales performance measures. We intended the referenced section to give detailed clarity on the various components of our same store sales calculation. In future filings, we will revise our disclosure to ensure the components of the performance measure are clear, similar to the following (additions to as-filed disclosure italicized):

“eCommerce sales are included in the calculation of same store sales for the period and the comparative figures from the anniversary of the launch of the relevant website.”

As a specialty retail jeweler, our business differs from many other retailers such that a purchase of our merchandise is personal, intimate, and typically is viewed as an experience for our store guests. Due to this dynamic, we find that our guests often invest time on our websites, social media and otherwise to experience our assortment of merchandise prior to visiting our brick-and-mortar stores to execute a purchase transaction. At times, particularly related to our higher transaction values, our customers will supplement their on-line experience with an in-store visit prior to finalizing a fashion or gift-giving decision. Distinguishing whether the Company’s performance is driven by the initial exposure to our assortment on-line versus the merchandising and experience of our in-store professionals is not a concentration of our management team, as we believe our electronic efforts are a support channel for all of our brand channels.

In management’s view, our eCommerce channel is considered an omni-channel, which allows our customers to experience our brands rather than a sales channel within our brands. For this reason, we do not disclose eCommerce sales as a separate component of our same store sales growth within our brands or in total, but provide disclosure by division of the total growth of the eCommerce omni-channel within Management’s Discussion and Analysis. We believe the current reality in the retail industry is that customers do not distinguish between the on-line sales channels, as they are able to browse and purchase between brands on-line, thus blurring the contribution of the eCommerce growth to each brand or our same store sales increase.

Of our total sales revenue for the fiscal year ended February 1, 2014, approximately 3.9% were attributable to eCommerce sales. We considered our disclosures of eCommerce sales in total for the fourth quarter and fiscal year ending February 1, 2014 on pages 60, 63 and 64 of Form 10-K helpful in providing an understanding the extent to which our eCommerce performance comprises our total growth. Further, as discussed in Item 1: Business, pages 13 and 24, we discuss our on-line capabilities of our US and UK brands and our efforts to pursue growth of our portfolio brands by building our capabilities in these areas.

We concluded that this analysis and discussion provides meaningful context to investors and other users of our filings, consistent with the requirements of Item 303(a)(3) of Regulation S-K, as well as the Commission’s Interpretive Releases. We believe our current disclosure best reflects the

Company's omni-channel approach to eCommerce and provides our investors with the relevant measures to understand the contribution of eCommerce sales to our overall sales growth.

Liquidity and Capital Resources, page 74

2.
Please tell us your consideration of disclosing the amount of cash and cash equivalents and short term investments held by foreign subsidiaries; a statement that you will need to accrue and pay taxes if repatriated; and statement that you do not intend to repatriate the funds.

Response:
Signet Jewelers Limited, a Bermuda Corporation, is the parent company of Signet Group Limited, which is incorporated in the United Kingdom. This UK corporation indirectly owns the subsidiaries comprising our operations in the United Kingdom and the United States. As we considered the above-mentioned disclosure requirements, we concluded that there are no tax ramifications anticipated from a hypothetical repatriation of cash under current tax law as neither the UK or Bermuda impose such taxes, with no incremental disclosure required as any such repatriation would not impact our liquidity. Finally, we respectfully submit that a statement that we would need to accrue and pay taxes and/or that we do not intend to repatriate the funds, while appropriate for a US parent of a non-US group, would be confusing given our ownership structure.

Item 8. Financial Statements and Supplementary Data – page 86

Consolidated Statements and Shareholders’ Equity, page 91

3.
Please tell us the nature of the activity flowing through the “net settlement of equity based awards” line items and why your accounting treatment is appropriate. Please make reference to the authoritative literature that supports your accounting.

Response:
The Company provides compensation to its employees through share-based compensation plans, which are equity-classified awards based on the provisions of ASC 718 Share-Based Payment. These awards consist of restricted stock, restricted stock units and stock options, all of which are subject to service-based and/or performance-based requirements.  Our Consolidated Statement of Shareholders’ Equity reflects the impact of the settlement of these awards at February 2, 2013 and February 1, 2014 within the caption “net settlement of equity based awards”.

Treasury shares - The Company settles share-based awards automatically upon vesting (except for stock options which are settled upon exercise) using shares issued from treasury stock. A portion of the settlement is withheld to satisfy individual payroll tax liabilities, however not in excess of the minimum statutory tax-withholding rate, which remain in our treasury share account. (ASC paragraph 718-10-25-19) Treasury shares are carried at cost.

Additional paid-in capital – Compensation expense associated with our share-based awards is recognized over the requisite service period in accordance with ASC paragraph 718-10-35-2 based on the grant date fair value within the caption “share-based compensation expense”.  Any excess tax benefit generated by the difference between the intrinsic value and grant date fair value of the award upon settlement impacts the additional paid-in capital account under this caption.  Additionally, there is an impact on additional paid-in capital due to our practice of issuing shares out of treasury stock.  This impact may result in the reduction or elimination of all additional paid-in capital accumulated for share-based awards settled depending on the relationship of grant date fair value and the cost of treasury shares issued.

Retained earnings - There is an impact on the retained earnings account due to our practice of issuing shares out of treasury stock to settle awards for which compensation cost is recognized over the vesting period (accumulated at grant date fair value).  The Company applies the provisions of ASC 505-30 Treasury Stock which states “Gains on sales of treasury stock not previously accounted for as constructively retired shall be credited to additional paid-in capital; losses may be charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of stock are included therein, otherwise to retained earnings”.  (ASC 505-30-30-10)  Over a multi-year period, the grant date fair value of awards that have vested and settled has been less than the acquisition cost of treasury shares being issued in connection with the settlement of our awards, resulting in a loss that has been recognized in retained earnings within the caption “net settlement of equity based awards”. As previously noted, we review our additional paid-in capital account upon settlement to ensure that no gains have been recognized within additional paid-in capital for previously issued treasury shares before recognizing a loss within retained earnings.

4.	Please tell us how excess tax benefits from exercise of share awards are presented in the statement.

Response:
As discussed above, excess tax benefits from the exercise of share-based awards are included in the activity “net settlement of equity based awards” caption, within Additional Paid-in Capital in our Consolidated Statements of Shareholders’ Equity. Our analysis includes an evaluation of our pool of excess tax benefits available to offset shortfalls (which have not been experienced with tranches that have vested in recent years) of the intrinsic value of the award at exercise to the fair value recognized to determine if this presentation is appropriate.

Notes to the Consolidated Financial Statements, page 92

1.	Principal accounting policies, page 92

Sales Vouchers, page 93

5.
Referencing applicable authoritative literature, please explain to us the nature of your sales vouchers and your accounting for sales vouchers. In doing so, please explain your accounting for vouchers issued, which are not expected to be redeemed.

Response:
During specified promotional periods, discount vouchers are issued to customers who make purchases above a certain value. These vouchers allow discounts that are fixed amounts (i.e. not a % of the value of the future purchase) on a future purchase made within a specified time period of the original transaction and for items above a certain value. In accordance with ASC 605-25 Revenue – Multiple-element arrangements, these vouchers are considered incentives to enter into a future purchase, and a portion of the consideration received in the original sales transaction is deferred until the voucher is redeemed or the redemption period expires. This contractual element is evaluated pursuant to the multiple-element arrangements guidance as the right represents a significant and incremental discount to the customer, based on an analogy to the guidance on identifying elements of an arrangement as significant and incremental discounts in ASC 985-605-15-3(d).

It is our policy to allocate arrangement consideration to this separate element based on an estimate of selling price for incremental discounts provided by these sales vouchers using the relative-selling-price method. We do not sell these discounts on a stand-alone basis, nor have we identified instances in which our competition sells these discounts on a stand-alone basis, therefore, we have been unable to incorporate vendor-specific objective evidence or third party evidence to allocate consideration to the future discount element. Our allocation of consideration to the future discounting element is based on the fair value of the future discount and derived from historical data regarding the average value of the original purchase for which the voucher was issued relative to the average value of the associated redemption transaction.

We have historical data that has been gathered in connection with prior sales voucher programs that provide us with historical redemption rates of vouchers issued as part of these programs. This information allows us to estimate the extent to which our customers will utilize the available discount on future purchases prior to its expiration. Based on the historical data regarding customer redemption patterns, coupled with developing data that is monitored throughout the redemption period, we estimate the number of vouchers that will not be redeemed and allocate no value to the vouchers that are estimated to expire prior to redemption.

Income taxes, page 101

6.
Please tell us your consideration of disclosing the amount of the unrecognized deferred tax liability for temporary difference related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable. Refer to ASC 740-30-50-2c.

Response:
Please refer to our response to Comment #2 above for a summary of our ownership structure.

We have considered the ramification of repatriating earnings to either the UK or Bermudan corporations as part of our considerations of ASC 740-30-50-2c. Our ownership structure is such that if we were to repatriate earnings from our operations to their UK parent, or to the ultimate Bermudan parent company, there would be no income tax impact. The repatriation of earnings to the UK parent in the form of dividend income from our US operations or UK operations is not taxable under current UK law. Similarly, repatriation to our Bermudan parent company would not be subject to tax as there is currently no income or profits tax in that jurisdiction.

Therefore, we have concluded that there is no need to add disclosure because there would be no unrecognized deferred tax liability associated with our unremitted earnings.

15. Accrued expenses and other current liabilities, page 110

7.	Please tell us your consideration of disclosing gross sales returns reserve activity here or in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:
In connection with our disclosure of gross activity within our sales returns reserve, we considered several factors including, but not limited to, overall usefulness to our investors, and materiality of our return estimates to our financial information, performance, and trends. Our sales returns reserve is established based on historical experience with customer returns, which are consistently approximately 9% of sales. Therefore, period-to-period, our total revenue trends and same store sales trends are minimally impacted by the effect of these returns. Our Management Discussion and Analysis does not focus on the gross sales returns activity as it is rarely the focus of our evaluation of performance. Further, our sales returns are typically not due to damage or lack of utility, but instead fashion preference, and often restocked and sold through in a short period of time. Lastly, our returns policy is to accept returns in a relatively short period of time (less than 60 days) from the purchase date, therefore, returns are not concentrated in any given reporting period and do not have a meaningful impact on our results. For the reasons above, we respectfully submit that disclosure of gross sales returns activity is not necessary.

Form 10-Q for the Quarterly Period Ended November 1, 2014

Part I. Financial Information, page 1

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – page 40

Overview, page 40

Earnings before interest, income taxes, depreciation and amortization (“EBITDA”), page 43

8.
The non-GAAP measure presented does not represent EBITDA. Rather, the measure is EBITDA adjusted for other non-cash accounting adjustments. If a similar measure is presented in future filings, please refer to it as Adjusted EBITDA or similarly to clearly communicate that the measure is not EBITDA.

Response:
In future filings, we will revise our references to EBITDA to be references to "Adjusted EBITDA".
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Closing Comments

In connection with the above response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (330) 668-5422.

Very truly yours,

SIGNET JEWELERS LIMITED

By:    /s/ Michele Santana__________________
Michele Santana
Chief Financial Officer